Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following is a Form 8-K filed by Symantec with the Securities and Exchange Commission on May 4, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 4, 2005

SYMANTEC CORPORATION

(Exact name of the Registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-17781	77-0181864

(Commission File Number)	(IRS Employer Identification No.)

20330 Stevens Creek Blvd., Cupertino, CA	95014

(Address of principal executive offices)	(Zip code)

(408) 517-8000

(The Registrant’s telephone number)

(Former name or former address, if changed since last report)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02: RESULTS OF OPERATIONS AND FINANCIAL CONDITION
ITEM 9.01: FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURE
EXHIBIT INDEX

ITEM 2.02: RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     On May 4, 2005, Symantec Corporation (the “Registrant”) issued a press release announcing results for the fiscal quarter ended April 1, 2005. A copy of the press release is attached as Exhibit 99.1. The information in this report shall not be deemed to be “filed” for purposes of Section 18 of, or otherwise regarded as filed under, the Securities Exchange Act of 1934, as amended. Unless expressly incorporated into a filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, made after the date hereof, the information contained herein shall not be incorporated by reference into any filing of the Registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Additional Information and Where to Find It

     Symantec Corporation and VERITAS Software Corporation have filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

     Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the preliminary joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

ITEM 9.01: FINANCIAL STATEMENTS AND EXHIBITS.

(c) Exhibits.

Exhibit No.	Description
99.1	Press release issued by Symantec Corporation dated May 4, 2005.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 4, 2005	SYMANTEC CORPORATION

	By:	/s/ Arthur F. Courville

Arthur F. Courville Senior Vice President and General Counsel

EXHIBIT INDEX

99.1       Press release issued by Symantec Corporation dated May 4, 2005.

EXHIBIT 99.1

News Release

FOR IMMEDIATE RELEASE
MEDIA CONTACT:	INVESTOR CONTACT:
Genevieve Haldeman	Helyn Corcos
Symantec Corporation	Symantec Corporation
408-517-7642	408-517-8324
glhaldeman@symantec.com	hcorcos@symantec.com

SYMANTEC CLOSES FISCAL YEAR 2005 WITH RECORD REVENUE AND EARNINGS

CUPERTINO, Calif. – May 4, 2005 – Symantec Corp. (Nasdaq: SYMC), the global leader in information security, today reported results for the fiscal fourth quarter and the fiscal year ended April 1, 2005. Symantec posted revenue for the quarter of $713 million, a 28 percent increase compared to $556 million for the same quarter last year. Revenue for fiscal year 2005 was $2.6 billion, a 38 percent increase compared to $1.9 billion for fiscal year 2004.

GAAP Results: GAAP net income for the fiscal fourth quarter was $120 million, compared to $117 million for the same quarter last year. Earnings per share were $0.16, compared to earnings per share of $0.16 for the same quarter last year. For fiscal year 2005, Symantec reported net income of $536 million, compared to net income of $371 million for fiscal year 2004. Earnings per share were $0.74, compared to earnings per share of $0.54 for fiscal year 2004.

GAAP net income and EPS for the March quarter includes a one-time tax expense of $54 million or $0.07 per diluted share related to Symantec’s repatriation of $625 million in cash of which $500 million was subject to the American Jobs Creation Act of 2004.

Non-GAAP Results: Non-GAAP net income for fiscal fourth quarter was $186 million, compared to $126 million for the same quarter last year. Non-GAAP earnings per share were $0.25, compared to earnings per share of $0.18 for the year-ago quarter. For fiscal year 2005, Symantec reported non-GAAP net income of $634 million, compared to $411 million in fiscal year 2004. Non-GAAP earnings per share for the year were $0.87, compared to earnings per share of $0.59 for fiscal year 2004.

Non-GAAP results, as outlined in the attached consolidated statements and related reconciliation, exclude amortization of acquisition-related intangibles, amortization of deferred stock-based compensation, acquired in-process research and development, restructuring charges, patent settlement charges, and integration planning expenses associated with the proposed VERITAS merger, as well as the related income tax benefits, and the one-time tax effect associated with the company’s cash repatriation under the American Jobs Creation Act. See “Use of Non-GAAP Financial Information” below.

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Symantec Closes Fiscal Year 2005 with Record Revenue and Earnings

“Our team remains focused and continues to deliver outstanding results around the world,” said John W. Thompson, Symantec chairman and chief executive officer. “Double-digit growth rates in all segments and all geographies underpinned the success of the quarter and the fiscal year.”

Revenue Components

For the quarter, Symantec’s worldwide enterprise business, including enterprise security, enterprise administration, and services, represented 49 percent of total revenue and grew 22 percent year-over-year. Symantec’s enterprise security business represented 36 percent of total revenue and grew 23 percent; the enterprise administration business represented 11 percent of total revenue and grew 14 percent; and the services business represented 2 percent of total revenue and grew 60 percent. Symantec’s consumer business represented 51 percent of total revenue and grew 34 percent.

International revenues represented 52 percent of total revenue in the fourth quarter and grew 25 percent over the same quarter last year. The Americas, including the United States, Latin America, and Canada, represented 54 percent of total revenue and grew 31 percent. The Europe, Middle East and Africa region represented 32 percent of total revenue and grew 24 percent. Japan/Asia Pacific represented 14 percent of total revenue and grew 28 percent.

Business Outlook

Symantec is providing forward-looking guidance, excluding any impact associated with our proposed merger with VERITAS, for the fiscal first quarter ending July 1, 2005, as follows:

•	Revenue is estimated between $700 million and $720 million.

•	At the mid-point of revenue guidance, GAAP earnings per share are estimated to be $0.23.

•	At the mid-point of revenue guidance, non-GAAP earnings per share are estimated to be $0.25.

Non-GAAP earnings per share guidance excludes expenses related to the amortization of acquisition-related intangibles and the amortization of deferred compensation of $15 million and any merger related fees associated with our announced merger with VERITAS.

Quarterly Highlights

•	Symantec signed 401 contracts worldwide worth more than $100,000 each, including 109 worth more than $300,000 each and 22 worth more than $1 million each, during the quarter. Sixty-one percent of these deals included multiple Symantec enterprise products and services, an increase of 109 percent from the same quarter last year.

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Symantec Closes Fiscal Year 2005 with Record Revenue and Earnings

•	Symantec signed new or extended agreements with customers including Wynn Las Vegas Resort and Country Club; M&T Bank Corporation, a regional multi-bank holding company offering a diversified line of financial services; Fiserv Inc., the leading provider of information management solutions for the financial industry; Premier Inc., an alliance of nonprofit hospitals and healthcare systems; Providence Health System, a nonprofit, charitable, Catholic faith-based, integrated health care delivery system; Mirant Corporation, a competitive energy company that produces and sells electricity in the United States, the Caribbean, and the Philippines; Citrix Systems, the global leader in access infrastructure solutions; Lee Enterprises, Incorporated, the 12th largest newspaper company in the country, publishing 44 daily newspapers in 19 states; the University of Oklahoma; and the US-CERT, a public/private sector partnership charged with improving computer security preparedness and response to cyber attacks in the United States.

•	International customers from the quarter included Seiko Epson Corporation, a global leader in imaging products; Sompo Japan Insurance Inc., one of the leading non-life insurance companies in Japan; The Dai-Ichi Mutual Life Insurance Company, one of the leading life insurance companies in Japan; Softbank BB Corp., the broadband leader in Japan; Resona Bank, Limited, one of Japan’s leading financial institutions; and Wistron, with headquarters in Taiwan, one of the world’s largest original design manufacturing (ODM) companies producing information and communications technology (ICT) products.

Conference Call

Symantec has scheduled a conference call for 5 p.m. ET/2 p.m. PT today to discuss fiscal fourth quarter and fiscal year 2005 results, and to review guidance for the fiscal first quarter 2006. Interested parties may access the conference call on the Internet at http://www.symantec.com/invest/index.html. To listen to the live call, please go to the Web site at least 15 minutes early to register, download, and install any necessary audio software. A replay and script of our officers’ remarks will be available on the investor relations’ home page shortly after the call is completed.

About Symantec

Symantec is the global leader in information security providing a broad range of software, appliances and services designed to help individuals, small and mid-sized businesses, and large enterprises secure and manage their IT infrastructure. Symantec’s Norton brand of products is the worldwide leader in consumer security and problem-solving solutions. Headquartered in Cupertino, Calif., Symantec has operations in more than 35 countries. More information is available at http://www.symantec.com.

###

NOTE TO EDITORS: If you would like additional information on Symantec Corporation and its products, please view the Symantec Press Center at http://www.symantec.com/PressCenter/ on Symantec’s Web site. All prices noted are in US dollars and are valid only in the United States.

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Symantec Closes Fiscal Year 2005 with Record Revenue and Earnings

Symantec and the Symantec logo are trademarks or registered trademarks, in the United States and certain other countries, of Symantec Corporation. Additional company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

FORWARD LOOKING STATEMENT: This press release contains forward-looking statements, including forecasts of future revenue, GAAP and non-GAAP earnings per share, momentum in particular product areas and expected industry patterns, statements regarding completion of our proposed merger with VERITAS and other financial and business results. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: the sustainability of recent growth rates, particularly in consumer products; the anticipation of the growth of certain market segments, particularly enterprise security and international; the positioning of Symantec’s products in those segments; the competitive environment in the software industry; general market conditions; fluctuations in currency exchange rates; the timing of new product releases and upgrades; changes to operating systems and product strategy by vendors of operating systems; satisfaction of the conditions to closing our proposed merger with VERITAS; and whether Symantec can successfully develop new products and integrate acquired businesses, and the degree to which these products and businesses gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s recently filed Form 10-Q for the quarter ended December 31,2004. Symantec assumes no obligation to update any forward-looking information contained in this press release.

USE OF NON-GAAP FINANCIAL INFORMATION: In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Symantec reports non-GAAP financial results. Non-GAAP net income and earnings per share exclude amortization of acquisition-related intangibles, amortization of deferred stock-based compensation, in-process research and development, and certain other identified charges, such as restructuring, patent settlement, and integration planning expenses associated with the proposed VERITAS merger, as well as the tax effect of these items, and the one-time tax effect associated with the company’s cash repatriation under the American Jobs Creation Act. Symantec’s management believes these non-GAAP measures are useful to investors because they provide supplemental information that facilitates comparisons to prior periods. Management uses these non-GAAP measures to evaluate its financial results, develop budgets and manage expenditures. The method Symantec uses to produce non-GAAP results is not computed according to GAAP, is likely to differ from the methods used by other companies and should not be regarded as a replacement for corresponding GAAP measures. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the comparable GAAP results, which is attached to this release and can also be found on the investor relations Web site at www.symantec.com/invest/center.html.

Additional Information and Where to Find It

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software Corporation. We urge investors and security holders to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 or VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523.

Symantec Closes Fiscal Year 2005 with Record Revenue and Earnings

SYMANTEC CORPORATION

GAAP Consolidated Statements of Income

	Three Months Ended		Twelve Months Ended
	March 31,		March 31,
(In thousands, except per share data; unaudited)	2005	2004	2005	2004

Net revenues	$712,678	$556,435	$2,582,849	$1,870,129
Cost of revenues:
Cost of revenues	110,026	86,151	403,215	286,564
Amortization of acquired product rights	11,105	11,407	48,894	40,990

Total cost of revenues	121,131	97,558	452,109	327,554

Gross profit	591,547	458,877	2,130,740	1,542,575

Operating expenses:
Research and development	90,277	70,198	332,266	252,284
Sales and marketing	227,329	196,017	843,724	660,573
General and administrative	33,646	25,387	115,419	94,645
Amortization of other intangibles from acquisitions	1,760	779	5,416	2,954
Amortization of deferred stock-based compensation	2,844	—	4,524	—
Acquired in-process research and development	—	1,110	3,480	3,710
Restructuring	—	463	2,776	907
Patent settlement	375	—	375	13,917
Integration planning	3,494	—	3,494	—

Total operating expenses	359,725	293,954	1,311,474	1,028,990

Operating income	231,822	164,923	819,266	513,585

Interest and other income, net	16,670	11,586	51,185	40,254
Interest expense	—	(5,291)	(12,323)	(21,164)
Income, net of expense, from sale of technologies and product lines	—	6	—	9,547

Income before income taxes	248,492	171,224	858,128	542,222
Provision for income taxes(2)	128,810	54,295	321,969	171,603

Net income	$119,682	$116,929	$536,159	$370,619

Net income per share — diluted(1)	$0.16	$0.16	$0.74	$0.54

Shares used to compute net income per share — diluted(1)(2)	738,413	732,596	738,245	719,110

(1) Share and per share amounts for the three and twelve months ended March 31, 2004 retroactively reflect the two-for-one stock split effected as a stock dividend, which occurred on November 19, 2004. For the three months ended March 31, 2004 and the twelve months ended March 31, 2005 and 2004, diluted net income per share is calculated using the if-converted method. Under this method, the numerator excludes the interest expense from the 3% convertible subordinated notes, net of income tax, of $3.6 million for the three months ended March 31, 2004, and $8.4 million and $14.4 million for the twelve months ended March 31, 2005 and 2004, respectively, and the denominator includes shares issuable from the assumed conversion of the 3% convertible subordinated notes.

(2) The three and twelve months ended March 31, 2005 include a one-time tax expense of $54 million or $0.07 per diluted share related to Symantec’s repatriation of $625 million in cash of which $500 million was subject to the American Jobs Creation Act of 2004.

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Symantec Closes Fiscal Year 2005 with Record Revenue and Earnings

SYMANTEC CORPORATION

Non-GAAP Consolidated Statements of Income

Non-GAAP amounts exclude all acquisition-related amortization, amortization of deferred stock-based compensation, acquired IPR&D, restructuring charges, patent settlement charges, integration planning charges related to our proposed merger with VERITAS, tax effect associated with cash repatriation and related income tax benefits.

	Three Months Ended		Twelve Months Ended
	March 31,		March 31,
(In thousands, except per share data; unaudited)	2005	2004	2005	2004

Net revenues	$712,678	$556,435	$2,582,849	$1,870,129
Cost of revenues	110,026	86,151	403,215	286,564

Gross profit	602,652	470,284	2,179,634	1,583,565

Operating expenses:
Research and development	90,277	70,198	332,266	252,284
Sales and marketing	227,329	196,017	843,724	660,573
General and administrative	33,646	25,387	115,419	94,645

Total operating expenses	351,252	291,602	1,291,409	1,007,502

Operating income	251,400	178,682	888,225	576,063

Interest income	16,670	11,586	51,185	40,254
Interest expense	—	(5,291)	(12,323)	(21,164)
Income, net of expense, from sale of technologies and product lines	—	6	—	9,547

Income before income taxes	268,070	184,983	927,087	604,700
Provision for income taxes	81,711	59,136	292,596	193,445

Net income	$186,359	$125,847	$634,491	$411,255

Net income per share — diluted(1)	$0.25	$0.18	$0.87	$0.59

Shares used to compute net income per share — diluted(1)	738,413	732,596	738,245	719,110

(1) Share and per share amounts for the three and twelve months ended March 31, 2004 retroactively reflect the two-for-one stock split effected as a stock dividend, which occurred on November 19, 2004. For the three months ended March 31, 2004 and the twelve months ended March 31, 2005 and 2004, diluted net income per share is calculated using the if-converted method. Under this method, the numerator excludes the interest expense from the 3% convertible subordinated notes, net of income tax, of $3.6 million for the three months ended March 31, 2004, and $8.4 million and $14.4 million for the twelve months ended March 31, 2005 and 2004, respectively, and the denominator includes shares issuable from the assumed conversion of the 3% convertible subordinated notes.

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Symantec Closes Fiscal Year 2005 with Record Revenue and Earnings

SYMANTEC CORPORATION

Reconciliation of Non-GAAP Gross Profit, Operating Expenses and Consolidated Statements of Income to the GAAP Gross Profit, Operating Expenses and Consolidated Statements of Income

	Three Months Ended		Twelve Months Ended
	March 31,		March 31,
(In thousands, except per share data; unaudited)	2005	2004	2005	2004

Non-GAAP gross profit	$602,652	$470,284	$2,179,634	$1,583,565

Cost of revenues:
Amortization of acquired product rights	(11,105)	(11,407)	(48,894)	(40,990)

GAAP gross profit	$591,547	$458,877	$2,130,740	$1,542,575

Non-GAAP operating expenses	$351,252	$291,602	$1,291,409	$1,007,502

Operating expenses:
Amortization of other intangibles from acquisitions	1,760	779	5,416	2,954
Amortization of deferred stock-based compensation	2,844	—	4,524	—
Acquired in-process research and development	—	1,110	3,480	3,710
Restructuring	—	463	2,776	907
Patent settlement	375	—	375	13,917
Integration planning	3,494	—	3,494	—

Total operating expenses	8,473	2,352	20,065	21,488

GAAP operating expenses	$359,725	$293,954	$1,311,474	$1,028,990

Non-GAAP net income	$186,359	$125,847	$634,491	$411,255

Cost of revenues	(11,105)	(11,407)	(48,894)	(40,990)
Operating expenses	(8,473)	(2,352)	(20,065)	(21,488)
Income tax benefit	7,150	4,841	24,876	21,842
Tax charge on cash repatriation	(54,249)	—	(54,249)	—

GAAP net income	$119,682	$116,929	$536,159	$370,619

Non-GAAP and GAAP net income per share — diluted

Non-GAAP net income per share — diluted	$0.25	$0.18	$0.87	$0.59

GAAP net income per share — diluted	$0.16	$0.16	$0.74	$0.54

Shares used to compute net income per share — diluted	738,413	732,596	738,245	719,110

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Symantec Closes Fiscal Year 2005 with Record Revenue and Earnings

SYMANTEC CORPORATION

Consolidated Balance Sheets

	March 31,	March 31,
(In thousands; unaudited)	2005	2004

ASSETS

Current assets:
Cash and short-term investments	$3,206,587	$2,410,331
Trade accounts receivable, net	285,325	259,152
Inventories	19,118	15,134
Current deferred income taxes	97,279	98,438
Other current assets	79,973	59,079

Total current assets	3,688,282	2,842,134

Property and equipment, net	382,689	378,367
Acquired product rights, net	127,619	120,938
Other intangible assets, net	30,739	9,971
Goodwill	1,365,213	1,080,759
Other long-term assets	19,679	24,329

	$5,614,221	$4,456,498

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$74,685	$71,654
Accrued compensation and benefits	140,543	116,770
Current deferred revenue	1,215,537	878,716
Other accrued expenses	91,033	92,595
Income taxes payable	179,225	127,305

Total current liabilities	1,701,023	1,287,040

Convertible subordinated notes	—	599,987
Long-term deferred revenue	114,724	92,481
Long-term deferred tax liabilities	88,613	44,750
Other long-term obligations	4,408	6,032

Stockholders’ equity:
Common stock	7,105	3,119
Capital in excess of par value	2,412,947	1,573,466
Accumulated other comprehensive income	191,938	125,484
Deferred stock-based compensation	(21,070)	—
Retained earnings	1,114,533	724,139

Total stockholders’ equity	3,705,453	2,426,208

	$5,614,221	$4,456,498

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